SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A press release regarding the 2011 second-quarter unaudited financial results of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on August 18, 2011.

Company Contacts:
Camelot Information Systems Inc.
Mr. Gordon Lau, Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 6561 6886 x807 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

CAMELOT INFORMATION SYSTEMS INC. ANNOUNCES SECOND-QUARTER 2011 UNAUDITED FINANCIAL RESULTS

Net revenues increased 35% YoY in the second quarter of 2011
Adjusted net income increased 22% YoY in the second quarter of 2011

BEIJING, August 18, 2011 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, today announced unaudited financial results for the second quarter ended June 30, 2011.

SECOND-QUARTER 2011 FINANCIAL AND OPERATING HIGHLIGHTS
•	Net revenues increased 34.8% year-over-year to US$59.4 million, compared to US$44.1 million in the second quarter of 2010
•	Adjusted operating income1 increased 19.3% year-over-year to US$8.8 million from US$7.4 million in the second quarter of 2010
•	U.S. GAAP operating income decreased 12.0% year-over-year to US$3.7 million from US$4.2 million in the second quarter of 2010
•
Adjusted net income1 attributable to Camelot increased 21.9% year-over-year to US$8.0 million from US$6.5 million in the second quarter of 2010. Adjusted diluted earnings per ADS2 were US$0.16, as compared to diluted earnings per ADS of US$0.16 in the second quarter of 2010.

•
U.S. GAAP net income attributable to Camelot decreased 14.5% year-over-year to US$2.9 million from US$3.4 million in the second quarter of 2010. Diluted earnings per ADS were US$0.06 in the second quarter of 2011, as compared to US$0.09 per ADS in the second quarter of 2010

•	On May 26, the Company announced a share repurchase program of up to US$20 million continuing through the end of 2011. In the quarter, the Company purchased a total of 210,500

1 For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

2 One American Depositary Share (“ADS”) is equivalent to four ordinary shares.

ADSs at a total price of US$3.0 million.

Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer, commented, “The momentum we experienced in the first quarter has continued into the second quarter, with revenues approximating our guidance.  We experienced a pick-up in the pace of deliveries in the second quarter and we continue to see traditional seasonal business patterns that call for an acceleration in the second half of the year.”

“In the first half of this year, we leveraged our substantial competitive advantages to expand our leadership position further within key markets.  In our EAS business line, we continue to implement complex, mission-critical systems, which create high barriers to entry that enable us to receive attractive pricing from our customers.  Our customized and industry-leading solutions in our FIS service line help our customers to be innovative and the first to market, thus gaining market share and also minimizing risk.  We continue to target our product development on what we believe will be the most attractive spending areas within the commercial banking industry.  Our long-term business model focuses on scalability and margin expansion,” continued Mr. Ma.

“Our adjusted net income in the second quarter of 2011 fell short of our target due to a delay in the signing of some contracts and a provision for certain other current assets.  Due mainly to the temporary impact from the streamlining of a business unit, we are reducing full-year guidance for net-revenue of approximately US$244 million and net income attributable to Camelot of approximately US$34.0 million.  We are also offering third-quarter revenue and adjusted net-income guidance of $63 million and $9.5 million, respectively,” concluded Mr. Ma.

Second-Quarter 2011 Financial Results

Net Revenues
Net revenues in the second quarter of 2011 ended June 30, 2011 increased 34.8% to US$59.4 million from US$44.1 million in the second quarter of 2010.

Net Revenues by Service Line
	Three Months Ended June 30, 2011		Three Months Ended June 30, 2010
	(in thousands, except percentage)
Enterprise application services	$42,004	70.7%	$28,940	65.7%
Financial industry IT services	17,398	29.3%	15,130	34.3%
Total net revenues	59,402	100.0%	44,070	100.0%

Enterprise Application Services (EAS) revenues increased 45.1% year-over-year to US$42.0 million in the quarter, driven primarily by organic growth as Camelot continued to gain share within China’s rapidly growing enterprise-application market.

Financial Industry IT Services (FIS) revenues were US$17.4 million in the second quarter, representing 15.0% year-over-year growth.

EAS and FIS accounted for 70.7% and 29.3% of total net revenues, respectively, in the second quarter of 2011, as compared to 65.7% and 34.3%, respectively, in the same period of the previous year.  The trend continues towards a more balanced contribution from the two service lines reversed slightly in the second quarter due to the faster growth of EAS revenues.

Gross Profit and Gross Margin
Adjusted gross profit increased 39.2% to US$19.5 million, from US$14.0 million in the second quarter of 2010, as the Company continued its focus on higher-margin products and services. Adjusted gross margin in the second quarter of 2011 improved to 32.7%, as compared to 31.7% in the second quarter of 2010.

U.S. GAAP gross profit for the second quarter increased 41.4% to US$18.9 million from US$13.4 million in the year-ago quarter. The difference between adjusted and GAAP gross profit represents US$0.03 million in share-based compensation and $0.5 million in amortization of intangible assets relating to acquisitions. Gross margin for the second quarter of 2011 was 31.9%, compared to 30.5% in the second quarter of 2010.

Operating Expenses
Adjusted operating expenses were US$10.7 million in the second quarter of 2011, representing a 61.3% year-over-year increase compared to the same period in 2010. The increase was primarily attributable to the Company’s continuing business expansion, further investment in sales and marketing to expand its revenue base, higher investment in research and development, the expansion of operational infrastructure to support the Company’s publicly listed status, and a one-time provision of US$1.2 million for certain other current assets.

U.S. GAAP operating expenses increased 65.6% to US$15.3 million from US$9.2 million in the second quarter of 2010. The difference between adjusted and GAAP operating expenses includes US$3.3 million in share-based compensation, US$1.0 million in amortization of intangible assets relating to acquisitions, and US$0.3 million changes in fair value of contingent consideration incurred from acquisitions.

Operating Income and Operating Margin
Adjusted operating income in the second quarter of 2011 increased 19.3% to US$8.8 million, from US$7.4 million in the second quarter of 2010. Adjusted operating margin was 14.8%, compared to 16.7% in the second quarter of 2010.

U.S. GAAP operating income in the second quarter of 2011 decreased 12.0% to US$3.7 million, as compared to US$4.2 million in the comparable period of the previous year.  Operating margin for the second quarter of 2011 was 6.2%, as compared to 9.5% in the year-ago period.

Net Income Attributable to Camelot and Earnings per ADS
Adjusted net income attributable to Camelot for the quarter ended June 30, 2011 increased 21.9% to US$8.0 million from US$6.5 million in the year-ago quarter. Adjusted net profit margin was 13.5% in the second quarter of 2011, compared to 14.9% in the year-ago quarter.  U.S. GAAP net income attributable to Camelot for the quarter ended June 30, 2011 decreased 14.5% to US$2.9 million from US$3.4 million in the same period last year. U.S. GAAP net profit margin was 4.9% in the second quarter of 2011, compared to 7.7% in the year-ago period.

Adjusted diluted earnings per ADS were US$0.16, compared to adjusted diluted earnings per ADS of US$0.16 in the year-ago period. For the second quarter of 2011, U.S. GAAP diluted earnings per ADS were US$0.06, as compared with US$0.09 in the second quarter of 2010.

Cash and Cash Flow
As of June 30, 2011, the Company had US$109.2 million in cash and cash equivalents, versus US$118.9 million as of March 31, 2011, the decrease primarily due mainly related to US$7.7 million in earn-out payments for acquisitions and stock repurchases.  Operating cash flow in the second quarter of 2011 was an outflow of approximately US$3.0 million.

In June 2011, the Company purchased a total of 210,500 ADSs at a total price of US$3.0 million.

Days’ sales outstanding3 (“DSO”) were 159 days for the second quarter of 2011, which is within the normal historical range.

Employees
As of June 30, 2011, the Company’s headcount totaled 4,369, comprised of 3,736 information technology (IT) professionals, representing a 40.2% increase in total employees and a 42.3% increase in the number of IT professionals as compared to employee headcount from June 30, 2010. With regard to IT professionals, EAS employee headcount was 1,943, and FIS employee headcount was 1,793 as of June 30, 2011.

BUSINESS AND OPERATIONAL HIGHLIGHTS

Impact of Japan Disasters on Overall Business

On March 14, 2011, the Company announced that, based on its assessment at that time, it did not anticipate any material impact from the recent earthquake in Japan on its overall business.  Up to now, the Company has experienced only minimal disruption from the disasters and continues to expect no material impact on its overall business.

3 Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues is for the 12 months ended March 31, 2011.

THIRD-QUARTER AND FULL-YEAR 2011 GUIDANCE

Third Quarter of 2011

Camelot expects net revenues for the third quarter of 2011 to be approximately US$63 million, representing a 17.8% increase from the third quarter of 2010.

In addition, Camelot expects third-quarter 2011 adjusted net income attributable to Camelot to be approximately US$9.5 million, representing an 8.3% decrease from the third quarter of 2010.

Finally, Camelot expects third-quarter 2011 adjusted diluted earnings per ADS2 to be approximately US$0.20 based on 48.4 million weighted average ADSs outstanding, compared to US$0.23 for the third quarter of 2010.

Full-Year 2011 Guidance

The Company expects net revenues of approximately US$244 million, representing a 26.5% increase from 2010.

Camelot expects full-year 2011 adjusted net income attributable to Camelot to be approximately US$34.0 million, representing a 7.9% increase from 2010.

Full-year 2011 adjusted diluted earnings per ADS2 is expected to be approximately US$0.69 based on 49.2 million weighted average ADSs, compared to adjusted diluted earnings per ADS of US$0.76 in 2010.

CONFERENCE-CALL INFORMATION

Camelot’s management will host a conference call at 8:00 a.m. (U.S. Eastern Daylight Time) / 5:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Thursday, August 18, 2011 to discuss the Company’s second-quarter 2011 financial results and provide a business update.

The conference call may be accessed by calling:

US Toll free:	866. 314. 4483
US Toll / International:	617. 213. 8049
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672
UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 0399
South China toll free / China Netcom:	10 800 852 1490
North China toll free / China Telecom:	10 800 152 1490
China toll:	86 4008811630
Taiwan toll free:	00801148420

Passcode: Camelot

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until Thursday, August 25, 2011:

US Toll free:	888-286-8010
US Toll / International:	617-801-6888

Passcode: 37531069

A live webcast of the conference call and recording of the conference call will be available on the investor-relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future.  The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.  In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.  For more information about Camelot Information Systems Inc., please visit www.camelotchina.com.

SAFE HARBOR

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, 2011 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements.  Camelot may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Camelot’s anticipated growth strategies; Camelot’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; Camelot’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and launch new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in Camelot’s filings with the SEC. All information provided in this press release and in the attachments is as of August 18, 2011, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US Dollars in thousands, except share data)

	June 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$109,232	$140,356
Restricted cash	13,353	6,932
Billed accounts receivable	32,226	43,072
Unbilled accounts receivable	99,640	62,624
Term deposits	513	160
Other current assets	15,459	14,073
Total current assets	270,423	267,217
Property and equipment, net	4,863	4,680
Goodwill and other intangible assets	77,175	67,860
Other long-term assets	2,180	1,708
Total assets	354,641	341,465

Liabilities and shareholders' equity
Current liabilities
Consideration payable in connection with business
acquisition and debt extinguishment	2,048	15,594
Contingent consideration in relation to
acquisition of Tansun and Dimension	5,751	–
Other current liabilities	68,180	64,442
Total current liabilities	75,979	80,036
Contingent consideration in relation to acquisition	2,620	2,307
Other non-current liabilities	6,209	5,845
Total liabilities	84,808	88,188
Shareholders' equity(a)	269,833	253,277
Total liabilities and shareholders' equity	354,641	341,465

Note:
(a) As of June 30, 2011, there were 182,739,042 ordinary shares issued and 181,073,042 outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net revenues	$59,402	$44,070	$112,968	$79,382
Cost of revenues(1)(2)	(40,429)	(30,649)	(80,071)	(57,189)
Gross profit	18,973	13,421	32,897	22,193
Selling and marketing(1)(2)	(5,970)	(2,390)	(9,240)	(4,760)
General and administrative(1)(2)	(7,715)	(5,316)	(14,135)	(9,571)
Research and development costs	(1,301)	(529)	(2,147)	(955)
Changes in fair value of contingent
consideration for acquisition	(303)	(1,000)	(910)	(1,306)
Total operating expense	(15,289)	(9,235)	(26,432)	(16,592)
Government subsidies	–	–	4	–
Income from operations	3,684	4,186	6,469	5,601
Interest expenses	(259)	(115)	(495)	(238)
Interest income	222	16	461	60
Income before provisions for income tax	3,647	4,087	6,435	5,423
Income tax expense	(756)	(703)	(1,256)	(992)
Net Income	2,891	3,384	5,179	4,431
Noncontrolling interest	(7)	(12)	39	(26)
Net Income attributable to Camelot Information Systems Inc.(3)	2,884	3,372	5,218	4,405

Earnings per share
Basic-ordinary shares	0.02	0.02	0.03	0.03
Diluted-ordinary shares	0.01	0.02	0.03	0.03

Earnings per ADS
Basic-ADSs	0.06	0.09	0.12	0.13
Diluted-ADSs	0.06	0.09	0.11	0.12

Weighted average shares outstanding
Basic-ordinary shares	181,401,785	90,572,994	181,072,244	90,572,994
Diluted-ordinary shares	194,844,625	147,621,952	195,480,592	146,260,731

Weighted average ADSs outstanding
Basic-ADSs	45,350,446	22,643,249	45,268,061	22,643,249
Diluted-ADSs	48,702,656	36,905,488	48,841,867	36,565,183

(1)  Includes the following amounts of share-based compensation expenses for the periods indicated

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Cost of revenues	28	40	56	80
Selling and marketing	2,984	50	3,140	100
General and administrative	339	433	808	754
Total share-based compensation expenses	3,351	523	4,004	934

(2) Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Cost of revenues	461	521	916	1,042
Selling and marketing	904	1,123	1,877	2,284
General and administrative	69	–	137	–
Total acquisition-related intangible amortization expenses	1,434	1,644	2,930	3,326

(3) The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net income attributable to Camelot Information Systems Inc. (U.S. GAAP)	2,884	3,372	5,218	4,405
Share-based compensation	3,351	523	4,004	934
Acquisition-related intangible amortization	1,434	1,644	2,930	3,326
Changes in fair value of contingent consideration	303	1,000	910	1,306
Total adjusted amounts	5,088	3,167	7,844	5,566
Adjusted net income attributable to Camelot Information Systems Inc.	7,972	6,539	13,062	9,971

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(US Dollars in thousands)

	Three-Month Periods Ended June 30,
	2011	2010
Cash flow from operating activities:
Net income	$2,891	$3,384
Adjustments to reconcile net income to net cash provided by(used in) operating activities:
Depreciation of property and equipment	280	228
Amortization of intangible assets	1,481	1,700
Deferred income taxes	(248)	29
Provision for other current assets	1,231	–
Share-based compensation	3,351	523
Gains on disposal of property and equipment	(2)	–
Change in fair value of contingent consideration for acquisition	303	1,000
Changes in operating assets and liabilities:
Accounts receivable	(17,695)	(11,289)
Other assets	(545)	(398)
Accounts payable	2,137	4,210
Other liabilities	3,788	1,413
Net cash provided (used in) by operating activities	(3,028)	800

Cash flows from investing activities:
Term deposits	(2)	(135)
Restricted cash	1,649	(122)
Proceeds from disposal of property and equipment	5	–
Purchase of property and equipment	(272)	(229)
Repayment of loan to unrelated parties	–	(84)
Net cash provided (used in) by investing activities	1,380	(570)

Cash flows from financing activities:
Proceeds from bank borrowing	173	1,378
Repayment of bank borrowing	(1,350)	(1,778)
Repurchase of ordinary shares	(2,981)	–
Payment of contingent consideration and deferred consideration for business acquisitions	(4,724)	–
Payment of professional fee related to initial public offering	(636)	(195)
Payment of professional fee related to follow-on offering	(168)	–
Proceed from stock option exercises	1,203	–
Net cash provided by (used in) financing activities	(8,483)	(595)

Effect of foreign exchange rate changes	428	211

Net increase (decrease) in cash and cash equivalents	(9,703)	(154)
Cash and cash equivalents, beginning of quarter	118,935	18,611
Cash and cash equivalents, end of quarter	$109,232	$18,457

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentage)

	Three months ended June 30, 2011				Three months ended June 30, 2010
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	40,429	(489)	(a)	39,940	30,649	(561)	(a)	30,088
Gross profit	18,973	489	(a)	19,462	13,421	561	(a)	13,982
Operating expenses	15,289	(4,599)	(a)	10,690	9,235	(2,606)	(a)	6,629
Operating income	3,684	5,088	(a)	8,772	4,186	3,167	(a)	7,353
Net income	2,884	5,088	(a)(d)	7,972	3,372	3,167	(a)	6,539
Net gross margin	31.9%	0.8%	(b)	32.7%	30.5%	1.3%	(b)	31.7%
Net operating margin	6.2%	8.6%	(a)	14.8%	9.5%	7.2%	(a)	16.7%
Net margin	4.9%	8.6%	(a)	13.5%	7.7%	7.2%	(a)	14.9%
Diluted EPS	$0.01	$0.03	(c)	$0.04	$0.02	$0.02	(c)	$0.04

	Six months ended June 30, 2011				Six months ended June 30, 2010
	GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues	80,071	(972)	(a)	79,099	57,189	(1,122)	(a)	56,067
Gross profit	32,897	972	(a)	33,869	22,193	1,122	(a)	23,315
Operating expenses	26,432	(6,872)	(a)	19,560	16,592	(4,444)	(a)	12,148
Operating income	6,469	7,844	(a)	14,313	5,601	5,566	(a)	11,167
Net income	5,218	7,844	(a)(d)	13,062	4,405	5,566	(d)	9,971
Net gross margin	29.1%	0.9%	(b)	30.0%	28.0%	1.4%	(b)	29.4%
Net operating margin	5.7%	6.9%	(a)	12.7%	7.1%	7.0%	(a)	14.1%
Net margin	4.6%	6.9%	(a)	11.6%	5.5%	7.0%	(a)	12.6%
Diluted EPS	$0.03	$0.04	(c)	$0.07	$0.03	$0.04	(c)	$0.07

Notes:

(a)
The non-GAAP adjustments include share-based compensation expenses and amortization expense related to intangible assets acquired for business acquisition, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process.

(b)
Adjustment to exclude acquisition-related intangible assets amortization expense and share-based compensation recorded in cost of sales, $489, $561, $972 and $1,122 for three-month period ended June 30, 2011 and 2010, six-months period ended June 30, 2011 and 2010.

(c)
Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d)	Net income refers to net income attributable to Camelot.

CAMELOT INFORMATION SYSTEMS INC.
Quarterly Data Sheet
(US Dollars in Thousands)

Net Revenues by Service Line by Quarter
(US Dollars in Thousands)	11Q2	10Q2	11 1H	10 1H	FY10	FY09
Enterprise application services	42,004	28,940	78,124	53,945	137,670	79,423
Financial industry IT services	17,398	15,130	34,844	25,437	73,447	38,580
Total net revenues	59,402	44,070	112,968	79,382	211,117	118,003

(As % of Total Net Revenues)
Enterprise application services	70.7%	65.7%	69.2%	68.0%	65.2%	67.3%
Financial industry IT services	29.3%	34.3%	30.8%	32.0%	34.8%	32.7%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Service Line by Latest 6 Quarters
(US Dollars in Thousands)	11Q2	11Q1	10Q4	10Q3	10Q2	10Q1
Enterprise application services	42,004	36,120	37,756	34,854	28,940	25,005
Financial industry IT services	17,398	17,446	22,255	18,616	15,130	10,307
Total net revenues	59,402	53,566	60,011	53,470	44,070	35,312

(As % of Total Net Revenues)
Enterprise application services	70.7%	67.4%	62.9%	65.2%	65.7%	70.8%
Financial industry IT services	29.3%	32.6%	37.1%	34.8%	34.3%	29.2%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Industry Vertical
(As % of Total Net Revenues)	11Q2	10Q2	11 1H	10 1H	FY10	FY09
Financial services	27.4%	36.6%	29.8%	33.6%	36.2%	35.0%
Resources and energy	19.8%	21.9%	20.2%	22.6%	21.5%	23.9%
Manufacturing and automobile	17.5%	15.4%	16.8%	16.0%	17.6%	17.1%
Technology	13.9%	12.4%	12.8%	12.6%	10.8%	10.3%
Others	21.4%	13.7%	20.4%	15.2%	13.8%	13.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Geographic Market
(As % of Total Net Revenues)	11Q2	10Q2	11 1H	10 1H	FY10	FY09
PRC and Taiwan	90.3%	90.5%	90.8%	89.3%	91.1%	89.4%
Others	9.7%	9.5%	9.2%	10.7%	8.9%	10.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Customer Concentration
(As % of Total Net Revenues)	11Q2	10Q2	11 1H	10 1H	FY10	FY09
Single largest	31.4%	39.2%	30.9%	38.2%	33.7%	31.6%
Five largest	48.5%	52.7%	47.0%	52.2%	48.2%	49.0%
Ten largest	63.0%	60.2%	62.3%	61.4%	59.9%	63.0%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: August 19, 2011